UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

774678403
(CUSIP Number)

July 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[x] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the *Notes*).

SCHEDULE 13G

CUSIP No.	774678403

1	**Names of Reporting Persons** Taylor Hoffman Wealth Management, LLC		
2	**Check the appropriate box if a member of a Group (see instructions)** (a) [ ] (b) [ ]		
3	**Sec Use Only**		
4	**Citizenship or Place of Organization** Delaware		
Number of Shares Beneficially Owned by Each Reporting Person With:	5	**Sole Voting Power** 298,560	
	6	**Shared Voting Power** 0	
	7	**Sole Dispositive Power** 298,560	
	8	**Shared Dispositive Power** 0	
9	**Aggregate Amount Beneficially Owned by Each Reporting Person** 298,560		
10	**Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)** [ ]		
11	**Percent of class represented by amount in row (9)** 5.1%		
12	**Type of Reporting Person (See Instructions)** IA		

SCHEDULE 13G

CUSIP No.	774678403

1	Names of Reporting Persons Brandon Christopher Taylor
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 298,560
	6	Shared Voting Power 0
	7	Sole Dispositive Power 298,560
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 298,560
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 5.1%
12	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13G

CUSIP No.	774678403

1	**Names of Reporting Persons** Gabriel Christopher Hoffman		
2	**Check the appropriate box if a member of a Group (see instructions)** (a) [ ] (b) [ ]		
3	**Sec Use Only**		
4	**Citizenship or Place of Organization** United States of America		
Number of Shares Beneficially Owned by Each Reporting Person With:	5	**Sole Voting Power** 298,560	
	6	**Shared Voting Power** 0	
	7	**Sole Dispositive Power** 298,560	
	8	**Shared Dispositive Power** 0	
9	**Aggregate Amount Beneficially Owned by Each Reporting Person** 298,560		
10	**Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]**		
11	**Percent of class represented by amount in row (9)** 5.1%		
12	**Type of Reporting Person (See Instructions)** IN, HC		

Item 1.

(a)   **Name of Issuer:**

Rocky Mountain Chocolate Factory, Inc.

(b)   **Address of Issuer's Principal Executive Offices:**

265 Turner Drive, Durango, CO 81303

Item 2.

(a)   **Name of Persons Filing:**

Taylor Hoffman Wealth Management, LLC
Brandon Christopher Taylor
Gabriel Christopher Hoffman

(b)   **Address of Principal Business Office or, if None, Residence:**

Taylor Hoffman Wealth Management, LLC
1802 Bayberry Court, Suite 101
Richmond, VA 23226

Brandon Christopher Taylor
c/o Taylor Hoffman Wealth Management, LLC
1802 Bayberry Court, Suite 101
Richmond, VA 23226

Gabriel Christopher Hoffman
c/o Taylor Hoffman Wealth Management, LLC
1802 Bayberry Court, Suite 101
Richmond, VA 23226

(c)   **Citizenship:**

Taylor Hoffman Wealth Management, LLC – Delaware
Brandon Christopher Taylor – United States of America
Gabriel Christopher Hoffman – United States of America

(d)   **Title of Class of Securities:**

Common Stock, par value $0.001

(e)   **CUSIP No.:**

774678403

Item 3.   **If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**

(a)   [_]   Broker or dealer registered under Section 15 of the Act;

(b)   [_]   Bank as defined in Section 3(a)(6) of the Act;

(c)   [_]   Insurance company as defined in Section 3(a)(19) of the Act;

(d)   [_]   Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)   [_]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   [_]   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)   [_]   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)   [_]   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   [_]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)   [_]   A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)   [_]   Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a)   Amount Beneficially Owned:

Taylor Hoffman Wealth Management, LLC – 298,560
Brandon Christopher Taylor – 298,560
Gabriel Christopher Hoffman – 298,560

(b)   Percent of Class:

Taylor Hoffman Wealth Management, LLC – 5.1%
Brandon Christopher Taylor – 5.1%
Gabriel Christopher Hoffman – 5.1%

(c)   Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:

Taylor Hoffman Wealth Management, LLC - 298,560
Brandon Christopher Taylor - 298,560
Gabriel Christopher Hoffman – 298,560

(ii)   Shared power to vote or to direct the vote:

Taylor Hoffman Wealth Management, LLC – 0
Brandon Christopher Taylor – 0
Gabriel Christopher Hoffman – 0

(iii) **Sole power to dispose or to direct the disposition of:**

> Taylor Hoffman Wealth Management, LLC - 298,560
> Brandon Christopher Taylor - 298,560
> Gabriel Christopher Hoffman – 298,560

(iv) **Shared power to dispose or to direct the disposition of:**

> Taylor Hoffman Wealth Management, LLC – 0
> Brandon Christopher Taylor – 0
> Gabriel Christopher Hoffman – 0

Item 5. **Ownership of Five Percent or Less of a Class.**

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. **Ownership of More than Five Percent on Behalf of Another Person.**

> Not applicable.

Item 7. **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.**

> Not applicable.

Item 8. **Identification and Classification of Members of the Group.**

> Not applicable.

Item 9. **Notice of Dissolution of Group.**

> Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2018

TAYLOR HOFFMAN WEALTH MANAGEMENT, LLC

By: /s/ Gabe Hoffman
Name: Gabriel C. Hoffman
Title: Chief Compliance Officer

  /s/ Brandon C. Taylor
Brandon C. Taylor

  /s/ Gabe Hoffman
Gabriel C. Hoffman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated August 9, 2018 relating to the Common Stock, $0.001 par value, of Rocky Mountain Chocolate Factory, Inc. shall be filed on behalf of the undersigned.

Dated: August 9, 2018

                      TAYLOR HOFFMAN WEALTH MANAGEMENT, LLC

                      By: /s/ Gabe Hoffman
                      Name: Gabriel C. Hoffman
                      Title: Chief Compliance Officer

                       /s/ Brandon C. Taylor
                      Brandon C. Taylor

                       /s/ Gabe Hoffman
                      Gabriel C. Hoffman